WhiteFlag App, Inc.



ANNUAL REPORT

509 9th Ave N

MYRTLE BEACH, SC 29577

(803) 269-6379

http://whiteflagapp.com

This Annual Report is dated May 6, 2025.

BUSINESS

Company Overview

WhiteFlag App, Inc. ("WhiteFlag" or the "Company") is a free, customized, peer-to-peer support app where users instantly and anonymously connect with someone who has been through or is going through the same mental health struggles and challenges. Unlike other peer-to-peer apps on the market, WhiteFlag connects you with someone who has actually experienced your plight. We do not pay, train, certify, or coach anyone on how to talk with you like our competitors do. This allows for real, raw, unfettered connection with someone speaking from the heart and experience with no ulterior motive other than to provide you with support. Users on our app truly find out that they are not alone and that there is hope and peace on the other side of their fight.

When our community and user base are ready for revenue, we intend to provide them with information on much-needed and requested resources. We will do this in the form of advertising. Like other social networks on the market, the opportunity for revenue via advertising to a community like ours can generate millions and millions of dollars. We can do this all while providing information on useful and necessary resources to people who need them the most. Additionally, WhiteFlag will offer premium options where users can pay to opt-out of seeing advertisements if they so choose. Additional premium options include a subscription to chat 24/7 with a peer support specialist or even a therapist. We will also be offering our Platform as a Service model soon. Our PAAS option will allow for employers, first-responders, organizations, universities, insurance companies and the like to offer their employees or members a customized version of WhiteFlag strictly for them where they will instantly and anonymously connect with co-workers and/or fellow members who are going through the same things.

IP

We own the IP rights to the term "WhiteFlag" and "White Flag" as well as our logo and icon. Additionally, we own our unique matching algorithm and all of our code.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $800,000.00

Number of Securities Sold: 884,710

Use of proceeds: MVP, testing, launch, product market fit.

Date: September 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $1,205,000.00

Use of proceeds: Development, user acquisition, growth, brand, PR, expansion.

Date: December 31st, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $850,000.00

Use of proceeds: General working capital purposes

Date: December 31st, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

As a pre-revenue social network with mental health benefits, WhiteFlag relies on our wonderful investors for the capital needed to reach our next milestones. Currently, WhiteFlag is raising a $5M seed extension round with terms set by an institutional investor. The money we are raising will be used to prepare the company for revenue in 2026.

Foreseeable major expenses based on projections:

Development, user acquisition, marketing, overhead (team salaries, insurance, day to day operations, etc). Our development runs us approximately 25% of our monthly budget. Our user acquisition and marketing runs us approximately 45% of our monthly budget and our overhead and day to day operations runs us approximately 30% of our monthly budget.

Future operational challenges:

Our app is working great and we do not foresee any future issues with its functionality. Other operational challenges have all been addressed such as the transition from Xamarin to Maui.net, a much more functional code base. We have a tried and tested user acquisition strategy as well as PR and brand dominance. Our team is filled with exceptional professionals who not only have experience in their field but also, real-life experiences with mental health. We have recently added top advisors in the startup and healthcare space including a former partner and GM at Google and Microsoft. At this time, we do not foresee any operational challenges in the future.

Future challenges related to capital resources:

Our capital is deployed in 3 categories: development, user acquisition and marketing, and our day to day operations. Our budget for these 3 categories allows us not only to operate for the next year, but also, hit our growth and expansion goals. As of today, we do not see any future challenges related to capital resources. Our current investors understand our growth plans and have expressed interest in providing more capital as each milestone is hit, should we need the money and our institutional investor has begun helping us fill the round.

Future milestones and events:

With an institutional investor in place along with a favorable term sheet, we are poised to fill our $5M seed extension round this summer. Upon reaching our fundraising goals, WhiteFlag will implement our user aquisition and growth strategies on top of executing our development plans. Not only will we be adding new features like the resource guide and group chat, but we will also be perfecting our UX/UI design and rolling out engagement plans to up activity and retention. Additionally, stay tuned for some high quality PR placements!

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $20,402.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jonathan David McCoy, Trent Tinker & Patricia McCoy

Amount Owed: $238,565.55

Interest Rate: 0.0%

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patricia Pereira Felix Mccoy

Patricia Pereira Felix Mccoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: August, 2020 - Present

Responsibilities: I'm responsible for invoice payments, social management, HR, team management. Salary: $65,000 per year

Other business experience in the past three years:

Employer: Venture Engineering

Title: Civil Engineer

Dates of Service: August, 2019 - August, 2020

Responsibilities: I was responsible for residential and commercial site planning, water distribution design, sanitary sewer design and permitting, stormwater master planning.

Name: Edward Dombrower

Edward Dombrower 's current primary role is with Curve10. Edward Dombrower currently services 75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: December, 2021 - Present

Responsibilities: I run the product development team: Software development and IT Ops as well as product design. No annual salary. 60,000 option shares with 2% - fully vested by 2024.

Other business experience in the past three years:

Employer: Curve10

Title: CEO

Dates of Service: January, 2017 - Present

Responsibilities: I run the strategy, product design and product development efforts on behalf of our clients as well as doing business development.

Name: Jonathan David McCoy

Jonathan David McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder, Director

Dates of Service: April, 2020 - Present

Responsibilities: I am the proud Founder and CEO of WhiteFlag. I specialize in marketing, creativity, movement building, storytelling, fundraising, motivating, legal, management and relating to our user base. Salary: $93,000 and founder equity 50%.

Other business experience in the past three years:

Employer: Law Officer of Jonny McCoy

Title: President/Attorney

Dates of Service: May, 2013 - October, 2021

Responsibilities: Founder, President, and lead attorney for the Law Office of Jonny McCoy. Handled cases ranging from multi-million dollar civil rights to anti-corruption and business litigation.

Name: Roshni Patel

Roshni Patel's current primary role is with Novant Health . Roshni Patel currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Impact Officer

Dates of Service: July, 2022 - Present

Responsibilities: As Chief Impact Officer, and a primary care physician, I offer insight into the needs from a consumer standpoint as well as the impact that we have on the current landscape in our society. This insight is true for business partnerships we are building, as well as potential user base expansion. No annual salary with currently invested at 0.722% and options for equity

Other business experience in the past three years:

Employer: Novant Health

Title: Physician

Dates of Service: February, 2007 - Present

Responsibilities: Primary care physician, part-time. Remaining time, I am Value Based Care Medical Director.

Name: Jessica Rose LoPresti

Jessica Rose LoPresti 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: November, 2020 - Present

Responsibilities: As CMO I contribute to mental health social media and business content as well as ethics and safety oversight. No annual salary. 60,000 option shares with2% - fully vested by 2025.

Other business experience in the past three years:

Employer: Suffolk University

Title: Assistant Professor

Dates of Service: September, 2018 - Present

Responsibilities: Faculty

Name: Nathan Boyer

Nathan Boyer's current primary role is with Nate Boyer Inc. . Nathan Boyer currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief of Veterans Affairs

Dates of Service: August, 2022 - Present

Responsibilities: Chief of Veterans Affairs. No annual salary.

Other business experience in the past three years:

Employer: Nate Boyer Inc.

Title: CEO

Dates of Service: July, 2022 - Present

Responsibilities: Founder and CEO of Nate Boyer Inc.

Name: Justin Simmons

Justin Simmons 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Advisory Officer

Dates of Service: August, 2022 - Present

Responsibilities: Company ambassador to help raise awareness and help break the stigma surrounding mental health. $17,000 per year

Other business experience in the past three years:

Employer: Justin Simmons Foundation

Title: Founder

Dates of Service: February, 2020 - Present

Responsibilities: The Justin Simmons Foundation is dedicated to mentoring young people, promoting the benefits of youth sports, supporting youth education and other charitable initiatives.

Name: William Hammond Howard Jr.

William Hammond Howard Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & Director

Dates of Service: January, 2023 - Present

Responsibilities: To help facilitate avenues of capital. No salary listed

Name: Trent Tinker

Trent Tinker's current primary role is with Open Geospatial Consortium. Trent Tinker currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CTO, Director

Dates of Service: August, 2020 - Present

Responsibilities: Trent is the Co-Founder of WhiteFlag and CTO overseeing all technical aspects, software development, and managing the product roadmap. Trent does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Open Geospatial Consortium

Title: Director

Dates of Service: August, 2023 - Present

Responsibilities: Leads technical geospatial innovation initiatives working closely with government agencies. Assists with Business development bringing onboard new strategic members.

Other business experience in the past three years:

Employer: Hexagon US Federal

Title: Luciad Director

Dates of Service: March, 2019 - August, 2023

Responsibilities: Responsible for Luciad business unit and team including sales pipeline, revenue forecasting, software development, and customer success.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jonathan McCoy

Amount and nature of Beneficial ownership: 4,150,000

Percent of class: 78.895

RELATED PARTY TRANSACTIONS

Name of Entity: Jonathan David McCoy, Trent Tinker & Patricia McCoy

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During the Company borrowed money from the owners.

Material Terms: In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $228,518.42. In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $5,000. In 2024, the Company borrowed $4,700 from its officer, Patricia McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $4700.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,375,475 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,260,185 shares, includes 4,375,475 shares of Common Stock and 884,710 shares of Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $850,000.00

Maturity Date: April 01, 2025

Interest Rate: 7.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Option to convert on or by 4/1/2025

Material Rights

There are no material rights associated with Convertible Note.

Series Seed Preferred Stock

The amount of security authorized is 884,710 with a total of 884,710 outstanding.

Voting Rights

one vote per share

Material Rights

There are material rights associated with the Series Seed Preferred, including preferential payments in a liquidation, right to appoint a director and certain protective provisions.

SAFEs I -XVI

The security will convert into Preferred stock and the terms of the SAFEs I -XVI are outlined below:

Amount outstanding: $1,205,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $30,000,000.00

Conversion Trigger: Equity Financing Event: a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on White Flag or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on White Flag could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2025.

WhiteFlag App, Inc.

By   /s/ *Patricia Pereira Felix Mccoy*

      Name: <u>WHITEFLAG APP INC</u>

      Title: COO

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

WhiteFlag App, Inc. was formed on April 16, 2021 ("Inception") in the State of Delaware. The financial statements of WhiteFlag App, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Myrtle Beach, South Carolina.

WhiteFlag App, Inc. is a free, customized, peer-to-peer support app where users instantly and anonymously connect with someone who has been through or is going through the same mental health struggles and challenges. Unlike other peer-to-peer apps on the market, WhiteFlag connects you with someone who has actually experienced your plight. We do not pay, train, certify, or coach anyone on how to talk with you like our competitors do. This allows for real, raw, unfettered connection with someone speaking from the heart and experience with no ulterior motive other than to provide you with support. Users on our app truly find out that they are not alone and that there is hope and peace on the other side of their fight.

When our community and user base are ready for revenue, we intend to provide them with information on much-needed and requested resources. We will do this in the form of advertising. Like other social networks on the market, the opportunity for revenue via advertising to a community like ours can generate millions and millions of dollars. We can do this all while providing information on useful and necessary resources to people who need them the most. Additionally, WhiteFlag will offer premium options where users can pay to opt-out of seeing advertisements if they so choose. Additional premium options include a subscription to chat 24/7 with a peer support specialist or even a therapist. We will also be offering our Platform as a Service model soon. Our PAAS option will allow for employers, first-responders, organizations, universities, insurance companies and the like to offer their employees or members a customized version of WhiteFlag strictly for them where they will instantly and anonymously connect with co-workers and/or fellow members who are going through the same things.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
As a pre-revenue social network with mental health benefits, WhiteFlag relies on our wonderful investors for the capital needed to reach our next milestones. Currently, WhiteFlag is raising a $5M seed extension round with terms set by an institutional investor. The money we are raising will be used to prepare the company for revenue in 2026.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2021. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: Jonathan David McCoy, Trent Tinker & Patricia McCoy
Amount Owed: $238,565.55
Interest Rate: 0.0%
The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $ 4.48 per share as of 05/22/2024. As of December 31, 2024, the company has currently issued 4,375,475 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Jonathan David McCoy, Trent Tinker & Patricia McCoy

Relationship with Company: 20%+ Owner $ Officer

Nature / amount of interest in the transaction: During the Company borrowed money from the owners.

Material Terms: In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $228,518.42. In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $5,000. In 2024, the Company borrowed $4,700 from its officer, Patricia McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $4700.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 29, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Balance Sheet

Whiteflag App Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	54,300.62
Savings	5,742.59
Total for Bank Accounts	**$60,043.21**
Accounts Receivable	
Other Current Assets	
PPD Payroll	
Total for Other Current Assets	**0**
Total for Current Assets	**$60,043.21**
Fixed Assets	
Other Assets	
App Development Costs	153,302.75
Due from Jonny McCoy	
Total for Other Assets	**$153,302.75**
Total for Assets	**$213,345.96**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	115,910.00
Total for Accounts Payable	**$115,910.00**
Credit Cards	
B of A Credit Card	54,112.67
Total for Credit Cards	**$54,112.67**
Other Current Liabilities	
Accrued Payroll	
Due to Jonny McCoy	228,518.42
Due to Trent	5,347.13
Total for Other Current Liabilities	**$233,865.55**
Total for Current Liabilities	**$403,888.22**
Long-term Liabilities	
Convertible Shares	1,862,954.63
Total for Long-term Liabilities	**$1,862,954.63**
Total for Liabilities	**$2,266,842.85**
Equity	
Retained Earnings	-1,939,480.20
Net Income	-1,148,109.30
Additional Paid-in-Capital	259,093.00
Preferred Stock - Series Seed	774,999.61
Total for Equity	**-$2,053,496.89**
Total for Liabilities and Equity	**$213,345.96**

Balance Sheet

Whiteflag App Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	20,036.41
Savings	368.04
Total for Bank Accounts	**$20,404.45**
Accounts Receivable	
Other Current Assets	
PPD Payroll	
Total for Other Current Assets	**0**
Total for Current Assets	**$20,404.45**
Fixed Assets	
Other Assets	
App Development Costs	169,802.75
Due from Jonny McCoy	
Total for Other Assets	**$169,802.75**
Total for Assets	**$190,207.20**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	154,413.00
Total for Accounts Payable	**$154,413.00**
Credit Cards	
B of A Credit Card	46,088.38
Total for Credit Cards	**$46,088.38**
Other Current Liabilities	
Accrued Payroll	
Due to Jonny McCoy	228,518.42
Due to Patricia McCoy	4,700.00
Due to Trent	5,347.13
Total for Other Current Liabilities	**$238,565.55**
Total for Current Liabilities	**$439,066.93**
Long-term Liabilities	
Convertible Shares	2,753,887.92
Total for Long-term Liabilities	**$2,753,887.92**
Total for Liabilities	**$3,192,954.85**

Balance Sheet

Whiteflag App Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-3,087,589.50
Net Income	-950,556.42
Additional Paid-in-Capital	260,398.66
Preferred Stock - Series Seed	774,999.61
Total for Equity	**-$3,002,747.65**
Total for Liabilities and Equity	**$190,207.20**

Profit and Loss

Whiteflag App Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Accounting Fees	10,650.00
Advertising & Marketing	37,643.93
Advisor Fees - Stock-Based	6,782.00
App Development Expense	225,842.44
Ask My Accountant	
Bank Charges & Fees	92.00
Car & Truck	900.89
Contractors	89,251.74
Funding Costs	5,135.69
Insurance	63,834.88
Legal & Professional Services	20,524.00
Meals & Entertainment	20,397.88
Office Supplies & Software	35,302.04
Payroll Fees	14,530.03
Payroll Taxes	35,471.88
Payroll Wages	390,986.71
Reimbursable Expenses	7,971.41
Rent & Lease	3,515.25
Software	34,996.88
Stock-Based Compensation - Employees	17,767.81
Taxes & Licenses	12,393.26
Temporary Staffing	41,565.01
Travel	53,644.30
Uncategorized Expense	
Total for Expenses	**$1,129,200.03**
Net Operating Income	**-$1,129,200.03**
Other Income	
Credit Card Rewards	2,170.67
Interest Income	14.72
Total for Other Income	**$2,185.39**
Other Expenses	
Interest Paid	21,523.51
Other Miscellaneous Expense	-428.85
Total for Other Expenses	**$21,094.66**
Net Other Income	**-$18,909.27**
Net Income	**-$1,148,109.30**

Profit and Loss

Whiteflag App Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Accounting Fees	14,320.00
Advertising & Marketing	37,384.55
App Development Expense	241,603.00
Bank Charges & Fees	587.50
Car & Truck	354.73
Contractors	64,692.28
Funding Costs	11,250.00
Insurance	41,671.06
Legal & Professional Services	11,690.70
Meals & Entertainment	17,125.99
Officer Salaries	154,807.74
Office Supplies & Software	10,400.18
Payroll Fees	7,453.14
Payroll Taxes	28,900.53
Payroll Wages	181,007.04
Reimbursable Expenses	5,089.26
Rent & Lease	6,000.00
Software	64,642.50
Taxes & Licenses	-4,817.98
Temporary Staffing	1,000.00
Travel	42,142.10
Total for Expenses	**$937,304.32**
Net Operating Income	**-$937,304.32**
Other Income	
Credit Card Rewards	4.00
Interest Income	25.53
Total for Other Income	**$29.53**
Other Expenses	
Interest Paid	12,268.81
Other Miscellaneous Expense	1,012.82
Total for Other Expenses	**$13,281.63**
Net Other Income	**-$13,252.10**
Net Income	**-$950,556.42**



WhiteFlag App, Inc. Summary Cap Table

As of 12/31/2024 • Generated by PATRICIA MCCOY (patricia@whiteflagapp.com) at 04/29/2025 16:13:45 PDT

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
Common Stock classes					
Common (CS) Stock	10,000,000	4,375,475	4,375,475	52.642%	$110,793.23
Total Common Stock issued and outstanding			4,375,475	52.642%	$110,793.23
Preferred Stock classes					
Series Seed Preferred Stock (PS) Stock	884,710	884,710	884,710	10.644%	$799,999.41
Total Preferred Stock issued and outstanding			884,710	10.644%	$799,999.41
Convertibles					
WhiteFlag App SAFE (SAFE)					$1,205,000.00
Convertible Promissory Note (CN)					$850,000.00
Total Convertibles issued					$2,055,000.00
WhiteFlag App, Inc. 2021 Stock Plan	3,051,500				
RSAs not purchased				0.000%	
Options and RSUs issued and outstanding			2,870,300	34.533%	
Shares available for issuance under the plan			181,200	2.180%	
Totals			8,311,685	100.000%	$2,965,792.64



WhiteFlag App, Inc. Intermediate Cap Table

As of 12/31/2024 • Generated by PATRICIA MCCOY (patricia@whiteflagapp.com) at 04/29/2025 16:13:45 PDT

Stakeholder ID	Name	Common (CS)	Series Seed Preferred Stock (PS)	Series Seed Preferred Stock (PS) 1:1 Conversion Ratio	Options and RSU's Outstanding Under WhiteFlag App, Inc. 2021 Stock Plan	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
de6c360151c4aa6ae394d577c40fcb	Julian Betton		276,472	276,472		276,472	276,472	5.256%	3.326%
0cf130ee13e9c8d476a0d3986379cfa	Stonegate Partners LLC		276,472	276,472		276,472	276,472	5.256%	3.326%
74a9dbf2baa7e898415175c7d9ea7d	Wade Thomas Baston IV & Ashley Standish Batson,		55,294	55,294		55,294	55,294	1.051%	0.665%
5d56164f381b82129f9b2bf639838b2	Wanda Davis Howard		276,472	276,472		276,472	276,472	5.256%	3.326%
	Other common holders	4,375,475			2,870,300	4,375,475	7,245,775	83.181%	87.176%
	Options and RSU's issued and outstanding				2,870,300				
	Shares available for issuance under the plan				181,200		181,200		2.180%
	Fully diluted shares	**4,375,475**		**884,710**	**3,051,500**		**8,311,685**		**100.000%**
	Fully diluted ownership	**52.642%**		**10.644%**	**36.713%**		**100.000%**		
	Total Shares outstanding	**4,375,475**	**884,710**			**5,260,185**		**100.000%**	
	Percentage outstanding	**83.181%**	**16.819%**			**100.000%**			
	Share Class Original Issue Price		**$0.90425**	**$0.90425**					



WhiteFlag App, Inc. Detailed Cap Table

As of 12/31/2024 • Generated by PATRICIA MCCOY (patricia@whiteflagapp.com) at 04/29/2025 16:13:45 PDT

Stakeholder ID	Name	Common (CS)	Series Seed Preferred Stock (PS)	Series Seed Preferred Stock (PS) 1:1 Conversion Ratio	Options and RSU's Outstanding Under WhiteFlag App, Inc. 2021 Stock Plan	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
fc15c433aa2ac0edce6f3490267118	Adam Kratky	559				559	559	0.011%	0.007%
9769f4abdaadf8210f3ad4bb2fcd03	Adam Tindall	123				123	123	0.002%	0.001%
261d599adb91a0ba9aaa25196272	Adrienne Halpin	56				56	56	0.001%	0.001%
f14b1a105335c57e427d396a40ef9	Ajit Sidhu	140				140	140	0.003%	0.002%
7c55bcf68ae84a6ad63360d5e4ddd	Alethea Crimmins				340		340	0.000%	0.004%
9c7fd603156faeec1ea6a5beb0122	Ali Husain	56				56	56	0.001%	0.001%
b4ed1d3472f5a345291587c981596	Ali Mays	61				61	61	0.001%	0.001%
368a5dee555b80f96fec9208651ee	Alicia Smith	112				112	112	0.002%	0.001%
79c088f7cf046c2ac81458aab40d77	Alison Shannon				130		130	0.000%	0.002%
397399162003bebff51caec331b127	Andrea ODonnell	56				56	56	0.001%	0.001%
7ecaf471b5afaceb06866368dd0fba	Andrew Stillman	146				146	146	0.003%	0.002%
83be0b7106c1d902297950cb621b2	Ann Samuels	58				58	58	0.001%	0.001%
7e0fc57524cccc6c044ca00b600de0	Anne Trice	112				112	112	0.002%	0.001%
ce8e424711d788b6d14fb0df290e5	Ashley Pereira	224				224	224	0.004%	0.003%
2f3037b569559dd46be254bc2daa4	Ashley Smith	251				251	251	0.005%	0.003%
311150ccdc2720499aa3380b9910	Beatriz Gallegos Luna	112				112	112	0.002%	0.001%
77ca6c69d03596d04d43464200bad	Ben Simpkins	56				56	56	0.001%	0.001%
da8ef9aa451662 69a5d6fa94620d5	Billy Howard				420,000		420,000	0.000%	5.053%
cabb343784e25ae5f47fb0d2881a8	Brandon Bushaw	559				559	559	0.011%	0.007%
7847b22d39a03b463aaa0bf7dbe6e	Brian Brown	123				123	123	0.002%	0.001%
f973997d4cb3137f68bfe908a834f4	Brian Nichols	56				56	56	0.001%	0.001%
8cb057096059e7bb9132dbb4d92c	Brianne Howell	56				56	56	0.001%	0.001%
ccfe34b66bffccc2cffa9a6ddbf748a6	Brie Brown	56				56	56	0.001%	0.001%
ef79a7977cdf9811bde620aad81a8	Broderick Beise	224				224	224	0.004%	0.003%
e7a28e2af68822d4c68d188b638d2	Brook Howard	56				56	56	0.001%	0.001%
23613a1a8c6f3815b85eae8135fad	Caitlin Doerksen	56				56	56	0.001%	0.001%
57654f8df4c256a0debc6924e0f6a	Carly Couthen	56				56	56	0.001%	0.001%
abc89b4c7a9010b36481be80c5c25	Caroline Kuehn	139				139	139	0.003%	0.002%
b505563727624 76047a6d83dbe7c1	Carrie Courtney	112				112	112	0.002%	0.001%
e62d90b092f61877394c24f1a0c414	Cassandra Johnson	112				112	112	0.002%	0.001%
7a9224e381bdbbe8ce48ae4224da	Cecilia Kolbeck	122				122	122	0.002%	0.001%
7c0e2dec2eb198830f88eb2648744	Chance Gilmore				30,000		30,000	0.000%	0.361%
dfafe8de46e36cd0c88206f1e519b6	Chandra Christensen	112				112	112	0.002%	0.001%
e28d5c64d241c026662ccd02a1ab7	Charles Nordeen	56				56	56	0.001%	0.001%
f4bbd428d4610c9fe376082fcfdef78	Chris Glover				970		970	0.000%	0.012%
d491f427809a04dd8707f25e2e2db	Chris Hickman	56				56	56	0.001%	0.001%
f2bc75509b168149213c59d7299d2	Christopher Gordon	56				56	56	0.001%	0.001%
e7bd2c0a51cdd80cb509361107015	Christopher Morelock	117				117	117	0.002%	0.001%
6a7bc70bce9ec93246892445c5df7	Christopher Selmer	61				61	61	0.001%	0.001%
3227d191c7a99cd2aff88681830 4b4	Claire Bowman				190		190	0.000%	0.002%
5ddacec25d43f3d7f66e44aa0cc65d	Courtney Burgess	56				56	56	0.001%	0.001%
db8d839f3be3a7ec73f26bab8870a	Cynthia Crowe	56				56	56	0.001%	0.001%
541120585492b5905210e6a9fb96d	Cynthia Stevens	56				56	56	0.001%	0.001%
4434cf684c0c4fdb6235344a301e80	Dan Cotoia				130,000		130,000	0.000%	1.564%
f41ceca39e061646a8e7f24a7ab440	David Frank				120,000		120,000	0.000%	1.444%
a31da5409e5fafee6b6338284107e	David Hughes	56				56	56	0.001%	0.001%
3b069a151ed58b069be250065135	David Kubiak				60,000		60,000	0.000%	0.722%
9df1e9ea81fd4fd7b249b1bb3844b2	Davide Loffredo	125				125	125	0.002%	0.002%
8b33911a06241325228a4ea0713e	Deborah Brooks	56				56	56	0.001%	0.001%
6b315e6af6bd67413613ad12a9841	Dr. J Mack Slaughter Jr.				1,875		1,875	0.000%	0.023%
c4334250f36378d28a72cda635600	Dr. Jess Lopestri				591,500		591,500	0.000%	7.116%
05fa8b3a594817cd929c2f934e270	Dustin Poynter				2,130		2,130	0.000%	0.026%
7ebb3ed53f7cc75773bbfd6f8c6ccb	Eddie Dombrower				120,000		120,000	0.000%	1.444%
a9fb67b55f39297d0219504e123c9	Edmond Ying	303				303	303	0.006%	0.004%
ec8d8c510ec8f77b3dd4f129b1cad6	Elena Jacobs	56				56	56	0.001%	0.001%
6809831a63a86f7714a5d3dff78d54	Elizabeth Campbell	56				56	56	0.001%	0.001%
c2876ae2ad39dfa757539620b0c5a	Emilee Villafranca Critchlow	56				56	56	0.001%	0.001%
01213d3d8af81e658a4eb1ca85140	Eric Miller	56				56	56	0.001%	0.001%
659675e95f7cc25691773c9815d00	Erin Stedman	56				56	56	0.001%	0.001%
a06d55bb32cd99db5f8e7c1e875fe6	Fatima Abdulla	57				57	57	0.001%	0.001%
fec1e06b19ee5adfd56f08677fd8324	George Jackson	69				69	69	0.001%	0.001%
9e158a2508a5159cf3b1bca0172ad	Gera Sweat	56				56	56	0.001%	0.001%
b8ce316199ca78966b68ce7b42cc5	Gigi Hughes	56				56	56	0.001%	0.001%
1e0e5e8378b1308ece7fb35f1f3411	Gilbert Compton Jr	56				56	56	0.001%	0.001%
2e984724bebb0bd19a1cf0e863086	Glenn Guilbert	447				447	447	0.008%	0.005%
860444171923039 25f016d0e02baa	Grant Oster	117				117	117	0.002%	0.001%
59d81aebd7fa2b749fb8e02804b26	Grant Reynolds	112				112	112	0.002%	0.001%
a33f577f691184fc32bfbedbe515eb	Gregg Smith	257			30,000	257	30,257	0.005%	0.364%
850d997b466fd208e670b2879c3f4	Gregory Delco	118				118	118	0.002%	0.001%
20f86ef59b07063044cb9adaee3be	Heath Dixon Jr	61				61	61	0.001%	0.001%
33a77a7ffaf91e936f74667259378	Ira Brown II	123				123	123	0.002%	0.001%
922b81bd10e756fc2e66287c8599a	Jacquelyn Colangelo	385				385	385	0.007%	0.005%
f0bbc92bf832c35bce0e49377d5b88	James Martin	61				61	61	0.001%	0.001%
9ec2eb328a635f062a8378a4c2311	Janet Hesson	112				112	112	0.002%	0.001%
14a25e3e3137aa0cda0b379dae505	Janis Harmon	56				56	56	0.001%	0.001%
3d8d7caa53d3fe53b92e97c60f4208	Jared Smith	56				56	56	0.001%	0.001%
b5684f5b89c50125357b432609ac8	Jason Black	122				122	122	0.002%	0.001%
f975053bfbafb0b2c7fb99dde24278f	Jeanne White	112				112	112	0.002%	0.001%
954a89e06bff9ff481eeb4deae149b	Jeannine Massaro	246				246	246	0.005%	0.003%
7a2ff263664cd2283ffc6938128ae80	Jennifer Floyd	56				56	56	0.001%	0.001%
ba54ab4f20c76a3de27e2e3d187aa	Jennifer Petersen	184				184	184	0.003%	0.002%
49e2de2b2ebf9ff41b91a63bb28ccd	Jeremy Cohen	58			35,000	58	35,058	0.001%	0.422%
d3c73673ebf18bc879acdabba61cd	Jeremy Halpin	246				246	246	0.005%	0.003%
ee6d9a3d2be313a43ce573a240df9	Jessica Delco	56				56	56	0.001%	0.001%
28ba4685ee16ec349fb0e9a2cf9265	Jessica Gize	112				112	112	0.002%	0.001%
e733815 6bb019a84c7b0077 6c9c2e	Jessica LoPresti	57				57	57	0.001%	0.001%
82b5729ada4e64777c6350c6e81d9	Jill Rion	56				56	56	0.001%	0.001%
74670dbe4db69193090157cab5f3f	Jing Liu	112				112	112	0.002%	0.001%
51de225c85d14bf6445773 05d2d09	Jo Beck	146				146	146	0.003%	0.002%
b2b4a854793a7396beacfd599b08e	Jo Cooper	56				56	56	0.001%	0.001%
7b8a5a91680207 65b4545b38eb41f	Joanne Burns	56				56	56	0.001%	0.001%
c155d6e3e751a552fb5f1a7b1985b	Jodi Anderson	61				61	61	0.001%	0.001%
64809cfaa1de6e5e6a0a65bc92ea1	Joel Lemke	56				56	56	0.001%	0.001%
512f8c37869f5114ef9f87ed60a1d9	Joey Jackson				60,000		60,000	0.000%	0.722%
e545e84c1e67358d3f344c0ef60cc3	John Ghetti	125				125	125	0.002%	0.002%
a45e7adec22d27f744fb9d18b878ce	John Nance	112				112	112	0.002%	0.001%
a82fb2364c6f89e1aa38024 8e6542	Jon Hendersen	56				56	56	0.001%	0.001%
4da493f4be650926f0cad6cd0c6b16	Jonathan McCoy	4,150,000				4,150,000	4,150,000	78.895%	49.930%
77ed9c69c061f9b69883cf7bf4940d	Jonathan Snypp	100				100	100	0.002%	0.001%
ae3f9e891e6fc72d5a85674a263d21	Josh Pabon				100		100	0.000%	0.001%
94d1efe47dbe1698566fa91bc60ae	Joshua Alspaw				250		250	0.000%	0.003%
0f07fb3f6a1f5933f37f0bf3e7b8043e	Joy Hohnstine	160				160	160	0.003%	0.002%
3fc330ed48e5ee11c0194c4fedbb98	Julia Gregory	112				112	112	0.002%	0.001%
de6c360151c4aa6ae394d577c40fc	Julian Betton		276,472	276,472		276,472	276,472	5.256%	3.326%
00de304aaf3bf26cbabca70dcf2213	Juliana Bokinac	59				59	59	0.001%	0.001%
5af0f474eb51c16e1652ec5e9f0919	Julie Cho	66				66	66	0.001%	0.001%
f1a8a6cccdbd4519be87c1dd85630	Justin Simmons				60,000		60,000	0.000%	0.722%
d59d43f5a59fee6a702a4f2438fba6	Justin Yakovac				20,000		20,000	0.000%	0.241%
87dc0c6f91cf610ced80ca6e85b60e	Justine Graf	56				56	56	0.001%	0.001%
27f12ddeaf88f67987b3c61163 6de1	Kanaiyalal Madhvani	56				56	56	0.001%	0.001%
58d63fe44a304a5eec77fc9f8a4df3c	Karen Norwood	2,567				2,567	2,567	0.049%	0.031%
2eb18789fb365df88a6d48840cf849	Kash Kiefer				335,000		335,000	0.000%	4.030%
a0b9fc9484d41c1a146ecadb32f560	Kayla O'Neill				100		100	0.000%	0.001%
9fd28b9cf4769c2fd583609f8f115f89	Keith Shepard	56				56	56	0.001%	0.001%
212bd5211b7df75805d0e255c9278	Kelly Crowe	56				56	56	0.001%	0.001%
860b34f4b15a7f8b4116a49a1b84fe	Kenneth Dahlstrom	118				118	118	0.002%	0.001%
d4edb5400b9812477 6ba0fac14efcc	Kerri Rice	56				56	56	0.001%	0.001%
0becd0da60a0d73fbf9ca7bd0dc01d	Kerry Gore	56				56	56	0.001%	0.001%
9f0ff0b1ab222f0c5d7d52372eed1ec	Kimberly Reynolds	112				112	112	0.002%	0.001%
07543fb5767b0decdfe8a81e3b9b8c	Kris Hassler	559				559	559	0.011%	0.007%
01c933e1675d000ff32f6736064594	Kristen Achord	56				56	56	0.001%	0.001%
f48d662a54c007137abfeb8a9882bf	Kristin Pelletier	1,228				1,228	1,228	0.023%	0.015%
128d139d52887fd7f61f52b876d5a7	Kristy Usher	56				56	56	0.001%	0.001%
1b351aa5db421e7e0b03fe917e7d5	Kyleigh Leist				75,000		75,000	0.000%	0.902%
7517589b8e33f97486a86bf0fbaaa8	Lane Blythe	202				202	202	0.004%	0.002%
763ee705d6e3de4d2437f2b5968d9	Lauren Sotelo				1,875		1,875	0.000%	0.023%
e5e790bd51d68bf176a19f5d0e4d2	LeAnna Bledsoe	335				335	335	0.006%	0.004%
097be039053bc37325b355b156396	Lindsay Taylor				130		130	0.000%	0.002%
f010edaf02dd6359d7401e70622f6c	Ling-Chun Lu	112				112	112	0.002%	0.001%
bb95d7945fa9e56ebccbf3d6062b51	Lisa Bristol	56				56	56	0.001%	0.001%
999d1e814e91f3bab07e12cfbaa68	Lori Lasher	2,567				2,567	2,567	0.049%	0.031%
58a06bd3104f69af0e198d69a31b3	Ludovico Saint Amour di Chanaz				160		160	0.000%	0.002%
69524c07247e4080113cfea71407e	Mandy Ragle	56				56	56	0.001%	0.001%
17c7d30964d74f39fd851e71ce30b0	Margery Gossett	56				56	56	0.001%	0.001%
9b722648aaa9ca50e749ff3eddd72c	Maria Smith	134				134	134	0.003%	0.002%
92bc911a413ad0d59377eede5e75	Mark Brooks	56				56	56	0.001%	0.001%
964bb1da909fd3ec68d3cffb1edca1	Mark Gardner	224				224	224	0.004%	0.003%
2aeeca85901f081f53fc486cf613cb1	Mark Sweat	56				56	56	0.001%	0.001%
d98d3eab6e36d1ec3f1e6d23860e6	Mary Jane Zibelin	56				56	56	0.001%	0.001%
93a0f9a7d8cb415c0b8be79f4a659d	Mary Livingston	56				56	56	0.001%	0.001%
cdcad015b9d0336ee2950fcb76581	Mary Mayell	134				134	134	0.003%	0.002%
df1cc20f26215af974052b0384932f7	Matt Raekelboom				1,875		1,875	0.000%	0.023%
d7f309d58cf2e7c150083c133f6ce5	Matthew Wickstrom	66				66	66	0.001%	0.001%
94c92d3daac7f08db8bea259edbe7	Melissa Gerald	56				56	56	0.001%	0.001%
52f981edcf61d850c6b25228603 86a	Menzie Geldrich				100		100	0.000%	0.001%
4bcb0b25eead0d712caf0068b2d4a	Michael Lane	244				244	244	0.005%	0.003%
59e89edeaea88a1481922afc8a04e	Michael McNair	56				56	56	0.001%	0.001%
d78a3ccbe1fc3c88fed608df135a75	Michelle Heiliger	56				56	56	0.001%	0.001%
8cb20b20b8f525f4b5838a6d03badc	Misti Festervand	56				56	56	0.001%	0.001%
d62c77075312c57a71b4e7cd1d7b8	Moaz Hamid				200,000		200,000	0.000%	2.406%
e7f5bf3ed2ecf5b539590750ddde91	Nate Boyer				60,000		60,000	0.000%	0.722%
1a66d6b348717761e1cfd408ac4e0	Nicole Holley	770				770	770	0.015%	0.009%
069f261781457cdb9dc7e4dfe36602	Nicole Parrish Shaul	112				112	112	0.002%	0.001%
cbf4899b60e77380daa15b8339e04	Nikki Hucks	56				56	56	0.001%	0.001%
a5af6b414b5cf320089b57a6ea04e	Nina Nash	124				124	124	0.002%	0.001%
55509b4d4bdf55398055c9b134477	Patricia Shoemaker	61				61	61	0.001%	0.001%
80f1f52a187bd5b9a5a3c7e759e64	Patricia Vereen	56				56	56	0.001%	0.001%
29f405b694f104543e9a472a758d8	Paul Copsey	122				122	122	0.002%	0.001%
19c58000480c1fca8adf805787e80d	Paul Samuels	56				56	56	0.001%	0.001%
42ae06c93ac43a068baf248e12f9a5	Paula Parrish	56				56	56	0.001%	0.001%
23a35c48dac5dec77f426deb553ed	Peter Smith	114				114	114	0.002%	0.001%
9f7d60f83fd02c32cb019528772c7f4	Rachel Castello	198				198	198	0.004%	0.002%
7531bae4dace2d72874670347d6dc	Randall McCorkle	67				67	67	0.001%	0.001%
6aa9dea98887 8c9283fd6e766904 6	Rebecca Brogan	56				56	56	0.001%	0.001%
52ccd0e293c5acb7952c9f6bee74df	Rebecca Hilliard				100		100	0.000%	0.001%
3abdc6187e6f207d0850710df21087	Rebecca Hucks	139				139	139	0.003%	0.002%
44823b0cf7fc6a2543ae2b7162961 6	Regenia Glover	61				61	61	0.001%	0.001%
24fb9a160bac0d8d87f28d13a71e9c	Robert Frank	56				56	56	0.001%	0.001%
6d892c7b620bd923ece4333fc4ee6	Robin Fournier	128				128	128	0.002%	0.002%
321d4f1f240625d542b9c90546ffe01	Robin Parrish	115				115	115	0.002%	0.001%
9a6c9544dd4e9734fff29f5c8a56ba7	Rochelle Robles	56				56	56	0.001%	0.001%
3da85319b2aabf8235185d5128ba6	Roshni Patel				60,000		60,000	0.000%	0.722%
406bca8bdc5d15453d3e7f523a3d9	Roy Hemingway	136				136	136	0.003%	0.002%
df2119 4df207d39884c159581918 0c	Royce Parrish	112				112	112	0.002%	0.001%
ef206f345d800d41283bdc3e33b7a	Samuel Crowe	56				56	56	0.001%	0.001%
64e622e9016f959dda5dea06ebd6b	Sara Barker	56				56	56	0.001%	0.001%
909d02deb48bd0f1589bb80a96b9e	Sarah Hughes	56				56	56	0.001%	0.001%
11fca1c6af6469d97b1f5eca4f58e9d	Sarah Wiley				60,000		60,000	0.000%	0.722%
c30bfc5c4ed9b6a04fa54ef33dc584	Saravanan Palanisamy	112				112	112	0.002%	0.001%
d05c565933ee9e98f149b24d994da	Scott Riley	69				69	69	0.001%	0.001%
88814e8eed9671b194503ed85d74	Shanee Ayala	123				123	123	0.002%	0.001%
fec4c9b3812215a1be29eede69d2e	Shannon Kelly	128				128	128	0.002%	0.002%
4ec4b52162a99ab9646e91d37a6d	Shannon Mo				100		100	0.000%	0.001%
e2938fd75af5c4e371484087ae6d0	Stefanie Gumber	123				123	123	0.002%	0.001%
f688b1bf51070b37044fc676eaa9b5	Stephen Smalley	112				112	112	0.002%	0.001%
d83651502 6ad4d22fa3189a70fe25	Stephen Usher	56				56	56	0.001%	0.001%
0cf130ee13e9c8d476a0d3986379d	Stonegate Partners LLC		276,472	276,472		276,472	276,472	5.256%	3.326%
44c66c25cae9bdd308d96defe0022	Susan Craig	112				112	112	0.002%	0.001%
7dc7b00cb617f9db1740a86813717	Tammy Baxley	56				56	56	0.001%	0.001%
9541b20b8386efe0b960da84df6ef	Terrance Herriott	224				224	224	0.004%	0.003%
031d212bdb55e87ff5f28d52ac5e55	Tiffany Jenkins				1,875		1,875	0.000%	0.023%
6c6d173cbaa419661e94e106d33f7	Tina Marie	56				56	56	0.001%	0.001%
8b00a141254cd4809461f48ef062b	Tomoko Patterson	112				112	112	0.002%	0.001%
ca88944cc4c3042031 46c3fdd261f5	Tracy Pope	56				56	56	0.001%	0.001%
09d07ef888c6ffc81692d714a12cda	Tracye Osborne	56				56	56	0.001%	0.001%
414ed16f3551a2451041adf95aeb6	Trent Tinker	200,056			391,500	200,056	591,556	3.803%	7.117%
45729895f29dcae3d8064bc7344e0	Vanessa Drew	113				113	113	0.002%	0.001%
9432170a9eaa0f78d56511cbffd62f1	Vincent Dalessio	139				139	139	0.003%	0.002%
85c4bfb80b956f8b4652f2967a8739	Wade Batson	123				123	123	0.002%	0.001%
74a9dbf2baa7e898415175c7d9ea7	Wade Thomas Baston IV & Ashley Standish Batson		55,294	55,294		55,294	55,294	1.051%	0.665%
41b464467d144c6bab0ff2070b8dc2	Wael Azer	371				371	371	0.007%	0.004%
e298c598537f9a0cc82eb1b09e395	Walter Parnell	123				123	123	0.002%	0.001%
8b7f206689eff3598c921c71963cba	Walter Parnell	157				157	157	0.003%	0.002%
5d56164f381b82129f9b2bf639838b	Wanda Davis Howard		276,472	276,472		276,472	276,472	5.256%	3.326%
fc0ed1fd03d95585ab8a095a8a90c4	Wanda Soles	56				56	56	0.001%	0.001%
ddd80e936f162f906513979 59fac71	Wendi McPike	56				56	56	0.001%	0.001%
1fb353a11eec95ddac94260eb1bbd	Wendy Morvatz	56				56	56	0.001%	0.001%
368c944989b2864f12897c5742bc4	William Howard	56				56	56	0.001%	0.001%
b12ab1161298bd85cd887bd87d99	William Redus	157				157	157	0.003%	0.002%
9ccbdad1148b332e2cf7efabef5f302	William Rushing	56				56	56	0.001%	0.001%
	Options and RSU's issued and outstanding				2,870,300				
	Shares available for issuance under the plan				181,200		181,200		2.180%
	Fully diluted shares	**4,375,475**		**884,710**	**3,051,500**		**8,311,685**		**100.000%**
	Fully diluted ownership	**52.642%**		**10.644%**	**36.713%**		**100.000%**		
	Total Shares outstanding	**4,375,475**	**884,710**			**5,260,185**		**100.000%**	
	Percentage outstanding	**83.181%**	**16.819%**			**100.000%**			
	Share Class Original Issue Price		**$0.90425**	**$0.90425**					

I, JONATHAN DAVID MCCO, the CEO of WHITEFLAG APP INC, hereby certify that the financial statements of WHITEFLAG APP INC and notes thereto for the periods ending DECEMBER 31st, 2023, AND 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

WHITEFLAG APP INC has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2025.

Jonathan McCoy (Signature)

_____CEO_____ (Title)

_____April 29, 2025_____ (Date)

Whiteflag App Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,148,109.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
PPD Payroll	0.00
Accounts Payable (A/P)	12,000.00
B of A Credit Card	13,328.77
Accrued Payroll	-16,751.77
Due to Jonny McCoy	8,817.63
Due to Trent	248.11
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,642.74**
Net cash provided by operating activities	**$ -1,130,466.56**
INVESTING ACTIVITIES	
App Development Costs	-52,836.99
Due from Jonny McCoy	0.00
Net cash provided by investing activities	**$ -52,836.99**
FINANCING ACTIVITIES	
Convertible Shares	1,157,954.83
Additional Paid-in-Capital	32,243.00
Net cash provided by financing activities	**$1,190,197.83**
NET CASH INCREASE FOR PERIOD	**$6,894.28**
Cash at beginning of period	53,148.93
CASH AT END OF PERIOD	**$60,043.21**

Whiteflag App Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-950,556.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	38,503.00
B of A Credit Card	-8,024.29
Due to Patricia McCoy	4,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**35,178.71**
Net cash provided by operating activities	**$ -915,377.71**
INVESTING ACTIVITIES	
App Development Costs	-16,500.00
Net cash provided by investing activities	**$ -16,500.00**
FINANCING ACTIVITIES	
Convertible Shares	890,933.29
Additional Paid-in-Capital	1,305.66
Net cash provided by financing activities	**$892,238.95**
NET CASH INCREASE FOR PERIOD	**$ -39,638.76**
Cash at beginning of period	60,043.21
CASH AT END OF PERIOD	**$20,404.45**

CERTIFICATION

I, Patricia Pereira Felix Mccoy, Principal Executive Officer of WhiteFlag App, Inc., hereby certify that the financial statements of WhiteFlag App, Inc. included in this Report are true and complete in all material respects.

Patricia Pereira Felix Mccoy

COO